
03022402

PRESS

Alkmaar, 15 May 2003

Airspray : First quarter in line with expectations

Airspray has completed a good first quarter. The growth of profit before tax in the first quarter was in line with the forecast issued during the presentation of the 2002 annual results. Airspray maintains the profit growth expectation of at least 15% before tax for the full year 2003.

First quarter review

Both key markets Europe and The United States experienced a good start of the year. As a result, profit growth developed according to the expectations given for all of 2003. As a result of the economic situation, some customers ordered more carefully which in turn resulted in a slightly reduced average order size for Airspray during the first quarter. The recovery is already visible in April.

Compared to the first quarter 2002, the volume of all Airspray dispensers grew. In particular the volume growth of the Mini Foamer and Table Top Foamer were noted. Sales in the first quarter was also influenced positively by two "customer specific project" orders related to fill the pipeline before retail launch.

Mid March, Airspray reported it's growing success with product launches in the "Suncare" category with both sun protection (SPF) and selftan products. Early February, production capacity in the United States was doubled due to the fact that two additional assembly machines were taken into production. Practically all types of foam dispensers can now be assembled in the American plant.

Market situation

Airspray successfully developed the market for foam dispensers over the past few years. The growth of this market attracted the attention of other dispenser companies. Aside from the well known alleged patent infringement case against Rieke Corp. which was filed in both Germany and The United States, Taplast is starting to show in the market as well. Taplast is an Italian manufacturer of dispensers and the expectation is for them to be ready in the fall with foam pump production.

Due to its close customer relationships, its wide product offering and its innovative capabilities, Airspray continues to be confident

that it can meet a potential competitive challenge.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 100 people.

Airspray is a 'technology-driven' enterprise. During its 20-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net <http://www.airspray.net/>